UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ___________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

INDEX TO FINANCIAL STATEMENT AND REQUIRED SUPPLEMENTARY DATA

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS	4
At December 31, 2008 and 2007

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
For the years ended December 31, 2008 and 2007

NOTES TO FINANCIAL STATEMENTS	6

SUPPLEMENTAL SCHEDULES
Schedule H, Part IV, Item 4(i) – Assets Held for Investment Purposes	14
Schedule H, Part IV, Item 4(j) – Reportable Transactions	15

EXHIBIT INDEX	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hercules Incorporated Savings and Investment Plan
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2008 and 2007, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MorisonCogen LLP
Bala Cynwyd, Pennsylvania
June 24, 2009

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2008	2007

ASSETS:
Investments (at fair value) (Notes 3 and 4)	$312,218	$396,636
Participant Loans Receivable (Notes 3 and 4)	4,756	4,463
Total (at fair value)	316,974	401,099

Contributions receivable	942	7,180
Total assets	317,916	$408,279

LIABILITIES:
Loan payable (Note 7)	12,522	18,192
Total liabilities	12,522	18,192

Net assets reflecting all investments at fair value	305,394	390,087

Adjustment from fair value to contract value for
fully benefit – responsive investment contract	1,144	(590)

NET ASSETS AVAILABLE FOR BENEFITS	$306,538	$389,497

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	Year Ended December 31,
	2008	2007

ADDITIONS:
Increase to net assets attributed to:
Investment income
Interest	$341	$3,715
Dividends	13,684	15,452

Contributions:
Participants	14,133	13,874
Employer	891	15,201
Transfers from other plans	26	9
Total Additions	29,075	48,251

DEDUCTIONS:
Net depreciation in fair value of investments (Note 4)	$83,734	$17

Deductions from net assets attributed to:
Benefits paid to participants	27,050	27,231
Administrative expenses	122	96
Interest Expense	1,128	2,255
Total Deductions	112,034	29,599

Net (Decrease) Increase	(82,959)	18,652

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	389,497	370,845

End of year	$306,538	$389,497

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.           Description of Plan

The following description of the Hercules Incorporated Savings and Investment Plan (the “Plan”) provides only general information.  The Plan is a defined contribution Internal Revenue Code (“IRC”) Section 401(k) plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On November 13, 2008, Ashland Inc. (“Ashland”) completed the acquisition of Hercules Incorporated (“Hercules”), through a subsidiary merger transaction.  As a result of this transaction, Hercules has become a wholly owned subsidiary of Ashland.  At the effective time of the merger, each share of Hercules common stock was converted into the right to receive 0.093 of a share of Ashland common stock, par value $0.01 per share, and $18.60 in cash, without interest, which merger consideration has a value of approximately $23.01 per Hercules share based on Ashland’s July 10, 2008 closing stock price.

Upon hire, all United States Hercules (the “Company”) employees: (1) are immediately eligible to participate in the Plan; (2) are immediately enrolled in the Plan unless they choose not to participate and (3) obtain immediate, non-forfeitable (“vested”) rights to the full market value of their account. At enrollment, participants may elect to contribute up to 15% of their annual wages on either a pre-tax or post-tax basis, or a combination thereof subject to IRC limitations.  New participants are deemed to elect to contribute 3% of their wages as pre-tax contributions, unless they elect otherwise.

The Company contributes as a matching contribution 50% of the first 6% of the annual earnings that an employee contributes to the Plan.  The matching contribution may be made in shares of stock, cash or may be used to pay down an exempt loan the proceeds of which was used to acquire company stock held in a suspense account as part of the portion of the Plan that is an employee stock ownership plan (ESOP).  To the extent matching contributions are used to pay down an exempt loan, shares of stock are released from the suspense account and allocated to participants' accounts.  Since the purchase of the Company by Ashland, the shares of stock in the Plan were exchanged for shares of Ashland Inc. stock.  Participants can elect to immediately diversify their Company matching common stock contribution into any Plan investment option.  Participants direct the investment of their monthly savings into any of the Plan’s investment options, or a combination thereof.  Eligible participants are also eligible to receive a performance-based employer contribution based on pre-established performance metrics.  For employees hired on or after January 1, 2005, the Company also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.

The Plan provides for various stock, bond, and fixed income mutual fund investment options and Ashland Inc. common stock.  These investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain of these investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in one or more of these or other risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan.  The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months.  The loans bear a reasonable interest rate fixed at the date the loan is granted.  The loans are repaid over the term in monthly installments of principal and interest by payroll deduction.  A participant also has the right to repay the loan in full at any time without penalty.

Effective January 1, 2005, the Plan was amended to permit variable employer contributions to eligible participants (salaried employees and those union employees who have negotiated participation in the Flexible Benefits Plans).  This Performance Retirement Contribution (“PRC”) is based on Company performance each year against specific performance targets.  Effective January 1, 2009, Company performance may include the metrics deemed advisable or convenient and may include performance of the Company and its parent company and all affiliates.  Company performance at target will generate an average PRC contribution equal to 3% of participant’s annual wages.  If the

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Company’s performance exceeds the target, the average contribution could go up to 6% of annual wages.  If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants’ accounts at the beginning of the following year in these amounts:

1.5% of pay for employees with less than 11 years of service.

3% of pay for employees with at least 11, but less than 20 years of service.

4.5% of pay for employees with 20 or more years of service.

The Company performance target for the PRC for both 2008 and 2007 was Operating Cash Flow.  Based on performance against target, the Company made no PRC for 2008 and $6,236 for 2007, which was allocated to eligible participant accounts.

The Vanguard Group (“Trustee”) is both the Trustee and Recordkeeper for the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue any or all of its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.           Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value.  The fair value of the common stock of both Ashland Inc. and Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year.  The market values for funds managed by the Trustee are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying securities held by the fund.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Withdrawals are recorded upon distribution.  The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date ("OVD") for determining their final withdrawal.  The OVD is the last business day of any month following retirement, in which the distribution is requested.

3.           Fair Value Measurements

The financial statements of the Plan are recorded at fair value in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (SFAS 157). SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, summarized below:

Level 1 – Quoted prices in active markets for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc; quoted prices for similar assets in active markets; and input derived from observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Common Stock, Mutual Funds	$224,744	$-	$-	$224,744
Guaranteed Investment Contracts	$-	$-	$87,474	$87,474
Participant Loans	$-	$-	$4,756	$4,756
Total	$224,744	$-	$92,230	$316,974

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and defined in SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Vanguard Retirement Savings Trust in 2008 and 2007 held investment contracts in a common collective trust and are subject to the requirements of the FSP.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Participant loans: Valued at amortized cost, which approximates fair value.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2008 were as follows:

	Level 3 Assets

	Participant Loans	Guaranteed Investment Contracts	Total

Balance at December 31, 2007	$4,463	$72,037	$82,500
Realized and unrealized gains	-	9,437	9,437
Issuances and settlements, net	293	-	293
Balance at December 31, 2008	$4,756	$87,474	$92,230

4.    Investments

The following table presents the fair values of investments held by the Trustee at December 31:

		2008	2007

*	Vanguard 500 Index Fund	$26,868	$45,638
	Vanguard Explorer Fund	4,820	9,613
	Vanguard Extended Market Index Fund	4,747	7,796
*	Vanguard Growth & Income Fund	12,358	24,331
	Vanguard International Growth Fund	14,545	25,940
*	Vanguard PRIMECAP Fund	27,426	44,263
	Vanguard Small-Cap Value Index Fund	5,689	9,630
*	Vanguard Total Bond Market Index Fund	27,786	19,133
*	Vanguard Windsor II Fund	15,243	27,349
*	Ashland Common Stock Fund	10,211	—
*	Hercules Common Stock Fund	—	74,524
*	Vanguard Retirement Savings Trust	87,474	78,037
	Vanguard Inflation-Protected Securities Fund	389	—
	Vanguard Target Retirement 2005 Fund	5,866	4,021
	Vanguard Target Retirement 2010 Fund	5,647	224
*	Vanguard Target Retirement 2015 Fund	17,338	10,408
	Vanguard Target Retirement 2020 Fund	13,825	352
*	Vanguard Target Retirement 2025 Fund	16,772	9,358
	Vanguard Target Retirement 2030 Fund	6,164	124
	Vanguard Target Retirement 2035 Fund	4,157	3,058
*	Vanguard Target Retirement 2040 Fund	1,315	89
	Vanguard Target Retirement 2045 Fund	1,227	1,212
	Vanguard Target Retirement 2050 Fund	265	26
	Vanguard Target Retirement Income	2,086	1,510
		$312,218	$396,636
	Participant Loans Receivable	4,756	4,463
	Total	$316,974	$401,099

*	Represents at least 5% of the Plan’s net assets at December 31, 2008 or 2007

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

The Plan assets are held in the Vanguard Company. The Plan offers twenty-three investment vehicles in which participants may invest their account balances. Net appreciation (depreciation) in fair value of investments for the Plan for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Hercules Common Stock	$-	$253
Ashland Common Stock	2,980	-
Mutual Funds	(86,714)	(270)

Net appreciation (depreciation) in fair value of investments	$(83,734)	$(17)

5.           Employer Contributions

As of, and for the years ended December 31, 2008 and 2007 respectively, the Company made the following contributions to the Plan.

	Stock	Cash	Total

December 31, 2008	$891	$—	$891

December 31, 2007	$14,843	$358	$15,201

At December 31, 2008 and 2007, $257 and $6,480, respectively were receivable from the Company.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

6.           Non-participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	Investments	Contributions Receivable	Loan	Net Assets

December 31, 2008
Ashland Common Stock Fund (participant- directed)	$2,478	$251	$—	$2,729
	2,478	251	—	2,729
Ashland ESOP Stock Fund (non-participant- directed)
Allocated	2,438	—	—	2,438
Unallocated	5,295	1,932	(12,522)	(5,295)
	7,733	1,932	(12,522)	(2,857)

	$10,211	$2,183	$(12,522)	$(128)

December 31, 2007
Hercules Common Stock Fund (participant- directed)	$26,660	$32	$—	$26,692
	26,660	32	—	26,692
Hercules ESOP Stock Fund (non-participant- directed)
Allocated	29,397	6,454	—	35,851
Unallocated	18,467	—	(18,192)	275
	47,864	6,454	(18,192)	36,126

	$74,524	$6,486	$(18,192)	$62,818

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Investment income (loss) for the years ended December 31, 2008 and 2007 are as follows:

	Ashland Common	Ashland ESOP Stock Fund
	Stock Funds	Allocated	Unallocated

December 31, 2008
Net appreciation (depreciation) in fair value of investments	$(608)	$(699)	$(2,151)
Employer contributions	227	(11)	5,220
Employee contributions	70	—	—
Benefit paid to participants	(15)	(22)	—
Interest income (expense)	11	12	(301)
Allocation of shares under ESOP provisions	—	405	(405)
Net loan activity	24	46	—
Cash payment for stock conversion	(26,692)	(35,851)	1,657
Transfer to other investment options	3,020	2,707	(9,590)

Net (decrease) increase	$(23,963)	$(33,413)	$(5,570)

	Hercules Common	Hercules ESOP Stock Fund
	Stock Funds	Allocated	Unallocated

December 31, 2007
Net appreciation (depreciation) in fair value of investments	$203	$(207)	$330
Employer contributions	84	2,345	12,445
Employee contributions	640	—	—
Benefit paid to participants	(1,662)	(1,578)	—
Interest expense	(10)	—	(2,255)
Allocation of shares under ESOP provisions	—	7,854	(7,854)
Net loan activity	65	(197)	—
Transfer to other investment options	(2,674)	(5,709)	—

Net increase (decrease)	$(3,354)	$2,508	$2,666

7.           Loan Payable

Pursuant to a loan agreement entered into with the Company in 2001, the Plan borrowed $11,000 in December 2001.  This loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed principal payment schedule of $200 per year on December 31 of each year from 2002 through 2019, with a balloon payment of $7,400 payable on December 31, 2020.  On April 29, 2002, the Plan borrowed an additional $75,000 from the Company.  This second loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed payment schedule of $250 at the end of each calendar quarter as follows:  $250 on June 30, 2002 and $250 on the last day of each quarter thereafter, with any remaining principal balance payable on December 31, 2020.  In addition to the combined fixed payments of $1,200 for the loans, the Plan made additional payments of $4,470 and $8,905 in 2008 and 2007, respectively.  These payments were calculated based on the number of shares that were

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

allocated to participants’ accounts during the year.  Principal payments on the loans are made in the same proportion as shares are released from the ESOP.  The interest rate of both loans at December 31, 2008 was 6.9%.

The Plan provides for the periodic allocation of shares of Hercules common stock held by the ESOP component of the Plan to the account of Plan participants to satisfy Hercules’ matching obligations.  The unallocated shares of the ESOP are pledged as security for the loans.  As part of the acquisition by Ashland, Hercules stock has been exchanged for Ashland shares. The value of the outstanding borrowings under the promissory notes is $12,522 and $18,192 at December 31, 2008 and 2007, respectively.

8.           Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

9.           Tax Status

On March 18, 2003, the United States Treasury Department advised the Company that the Plan as amended through January 28, 2002, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.  The Plan has been amended since receiving the determination letter, to include, among other things, the merger of the BetzDearborn Plan and the performance based and fixed contributions. A subsequent, off cycle, filing was made with the United States Treasury Department for amendments through January 31, 2008, the date of such filing.  Because the filing was off cycle, the Treasury Department placed it in suspense and nothing more has been heard. We expect additional feedback regarding the filing once the Treasury Department has made sufficient progress processing its on cycle filings.  Since the filing, other amendments have been adopted; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

10.           Recent Accounting Pronouncement

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FSP FIN 48-3 issued in December 2008 deferred the effective date for nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. However, a nonpublic enterprise that elects to defer the application of Interpretation 48 in accordance with this FSP shall explicitly disclose that fact and shall disclose its accounting policy for evaluating uncertain tax positions for each set of financial statements where the deferral applies.

The Plan has elected to defer the application of Interpretation 48. The Plan’s current policy for accounting for uncertain tax positions is governed by SFAS No. 5, Accounting for Contingencies.

11.           Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SCHEDULE I
HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes at End of Year – Attachment for Schedule H, Line 4i
As of December 31, 2008

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Issue	Investment Type	Cost/Contract Value	Current/Market Value
*Vanguard 500 Index Investment	Registered Investment Company	$33,403,373	$26,868,115
*Vanguard Explorer Fund	Registered Investment Company	7,409,578	4,819,666
*Vanguard Extended Market Index Investment	Registered Investment Company	6,197,668	4,747,327
*Vanguard Growth & Income Investment	Registered Investment Company	17,412,542	12,358,041
*Vanguard Inflation-Protected Securities Fund	Registered Investment Company	383,530	389,125
*Vanguard International Growth Fund	Registered Investment Company	23,383,708	14,544,847
*Vanguard PRIMECAP Fund	Registered Investment Company	30,987,085	27,425,662
*Vanguard Small-Cap Value Index	Registered Investment Company	7,884,286	5,689,208
*Vanguard Target Retirement 2005	Registered Investment Company	6,522,019	5,866,461
*Vanguard Target Retirement 2010	Registered Investment Company	5,594,634	5,647,146
*Vanguard Target Retirement 2015	Registered Investment Company	18,457,209	17,337,692
*Vanguard Target Retirement 2020	Registered Investment Company	13,630,198	13,824,577
*Vanguard Target Retirement 2025	Registered Investment Company	18,356,399	16,771,825
*Vanguard Target Retirement 2030	Registered Investment Company	6,049,655	6,163,626
*Vanguard Target Retirement 2035	Registered Investment Company	4,861,111	4,157,137
*Vanguard Target Retirement 2040	Registered Investment Company	1,314,924	1,315,320
*Vanguard Target Retirement 2045	Registered Investment Company	1,509,757	1,227,000
*Vanguard Target Retirement 2050	Registered Investment Company	328,503	265,104
*Vanguard Target Retirement Inc	Registered Investment Company	2,200,202	2,086,553
*Vanguard Total Bond Market Index	Registered Investment Company	27,520,638	27,786,035
*Vanguard Windsor II Fund Investment	Registered Investment Company	21,090,767	15,242,745
*Vanguard Retire Savings Trust	Common/Collective Trust	88,617,818	88,617,818
*Ashland Common Stock Fund	Company Stock Fund	3,040,097	2,478,128
*Ashland ESOP Fund	Company Stock Fund	2,789,605	2,437,530
*Ashland ESOP – Unallocated	Company Stock Fund	1,884,306	5,295,201

Subtotal		$350,829,613	$313,361,889
*Loan Fund	5.25% - 9.75%	4,756,039	4,756,039

Total Assets Held for Investment Purposes		$355,585,652	$318,117,928

*Party in Interest

SCHEDULE II
HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Schedule of Reportable Transactions – Attachment for Schedule H, Line 4j
As of December 31, 2008

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date*	Historical Gain (Loss)
The Vanguard Group	Vanguard Tgt Retirement 2015	$15,799,888			$15,799,888
The Vanguard Group	Vanguard Tgt Retirement 2015		$6,580,854	$7,022,162	$6,580,854	$(441,307)
The Vanguard Group	Vanguard Total Bd Mkt Indx Inv	$15,503,802			$15,503,802
The Vanguard Group	Vanguard Total Bd Mkt Indx Inv		$6,898,034	$6,979,299	$6,898,034	$(81,265)
The Vanguard Group	Vanguard Retire Savings Trust	$33,530,470			$33,530,470
The Vanguard Group	Vanguard Retire Savings Trust		$22,359,670	$22,359,670	$22,359,670
The Vanguard Group	Ashland Common Stock Fund	$337,856			$337,856
The Vanguard Group	Hercules Common Stock Fund	$19,627,838			$19,627,838
The Vanguard Group	Hercules Common Stock Fund		$22,681,773	$21,356,643	$22,681,773	$1,325,130

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

    THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Date: June 25, 2009	By /s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of MorisonCogan LLP